                                                     Filed by OrthAlliance, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                anddeemed filed pursuant to Rule 14a-12under the
                                                 Securities Exchange Act of 1934

                                             Subject Company: OrthAlliance, Inc.
                                                    Commission Number: 000-22975


In connection with the proposed merger, OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with the merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers in the merger by reading the proxy statement/prospectus when it becomes available. This does not constitute an offer of any securities for sale.

A.   OrthAlliance/Orthodontic Centers of America Conference Call, June 18, 2001.


                   ORTHALLIANCE JUNE 18, 2001, CONFERENCE CALL

     Ladies and Gentlemen, welcome to this OrthAlliance OCA Doctors Conference Call. At this time it is my pleasure to introduce your host for the call, Mr. Denny Summers, Chairman of the Board.

Denny Summers:      Thank you very much, welcome to the call. As most of you
                    undoubtedly know by now, we have had a series of meetings to discuss the OCA merger and also to discuss doctor-incentive plans and answer questions that you may have about the merger. We had three town hall meetings in Atlanta, L.A., and Dallas. And then we had our meeting the weekend before last in Baltimore. And, as we went through these presentations, we received a lot of good questions. We also had requests made by many of you to OCA about different aspects of the incentive plans, and the plans have been revised and improved as we've gone through the process. And those of you who attended the first meeting in Atlanta will recognize tonight and will recognize when you read the current versions of these plans that they've been improved quite dramatically since we first started, and that OCA has been responsive to your requests. At the Baltimore meeting
                    -- first of all, I want to express my thanks for all of you who


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                    attended that meeting. It was an incredibly important
                    meeting for the company. We had good attendance. And we had a lot of questions, and we tried to answer them as best we could. After the meeting we had gotten a lot of very positive feedback about the OCA systems and about the OCA programs, and we've gotten a lot of questions here at the home office. And I know that OCA has also received a number of questions. So, what we are trying to do tonight is respond to some of the questions that came up in Baltimore and to flesh out some of the discussion that began at the Baltimore meeting regarding doctor incentives. And so this is your chance to hear the final plans, the final doctor incentive plans as they've been improved and changed and to ask questions about them of the OCA folks. So at this point -- well, let me just tell you what we are going to do as the night goes on. I'm going to introduce Tony Paternostro, whom many of you have already met. Tony is going to lead a discussion of the doctor incentives. We are then going to open it up for Q&A, and you can then ask any questions that you have. And Tony also has some of the other OCA team members whom he'll introduce, who will be available to answer any of your various questions. So at this point, I'd like to turn the program over to Tony Paternostro.

Tony Paternostro:   Thanks, Denny. Hi, everybody, and thanks to all the
                    orthodontists and pediatric dentists that are on the call and all of you who attended all of the previous meetings and have shown a great interest in this pending merger. As Denny mentioned, what I want to do tonight is to review the latest modifications and improvements in the incentives as well as what I'll call a new incentive that we've put together for you. First of all, I want to mention that Bart Sr.
                    apologizes -- he's our CEO -- for not being able to be on the call, but coincidentally we had our regional call scheduled for tonight with our OCA doctors. That's going on at the same time as this call and that call is the one in which we inform our doctors of new developments within the company. And those have been scheduled for some time, so he apologizes for that. I do have on the call with me Damian
                    Leone, Director of Human Resource, and he can answer any questions that you might have in that arena. Also Kathy
                    Feagan, Director of Purchasing, and the same for her area.
                    Mike Cusimano, who heads up our IT Department and is overseeing all of our computer developments, will be joining us a little bit later, as he is on part of the OCA call. And so he'll be joining us a little bit later, and he will be available to answer any questions that you have pertaining to computer issues. So that's who is on the call. I wanted to just give you a few more updates. Our new website link at www.orthodon.com/orthalliance is now up and operational. It has been populated with a Q&A, an ongoing Q&A, that has been furnished by the OrthAlliance folks. Also the incentives that were presented in the Baltimore presentation are on the website, as well as a detailed description of the incentives, including all of the additions that I'll talk about tonight. And, soon to come, we will have our OCA contract on there, perhaps as early as tomorrow. So be on the lookout for that, and we will update that


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                    periodically now that that's up and running. And I recommend that you visit that location periodically for updated information. Also, I wanted to mention that I believe you have all already been invited to what I'm going to call an open house this coming Friday, June 22nd, for all orthodontists and pediatric dentists in the group to visit our corporate offices in New Orleans and see what our operations look like and visit with our department heads. We have had a couple doctors who have already confirmed, I believe, the invitation, including an R.S.V.P. by this coming Wednesday, a couple days from now. So if you have an interest and you'd like to visit with us, please feel free to come and see us this Friday. We'll do a tour of the departments, we will have an in-depth review of our computer systems, and then you can ask any questions you would like of the department heads in any area of concern that you may have. I wanted to also tell you that we've received many, many doctor calls since the Baltimore meeting, and even before that. But, I would say, dozens per day. And they've, for the most part, been very, very positive; so I appreciate that. And we may not have gotten to all of you, but please, if you will, be patient. We'll get to you real soon. I know everybody's got questions. If for some reason you haven't heard from us, please feel free to call us again or e-mail us with any questions that you have. We're trying to get all of your questions answered. In addition, we will be proactively throughout next week calling any doctors who have not yet contacted us. We want to make sure that you have all the information you need to make your decision, an informed decision, as to which option is best for you. So be on the lookout for calls from folks from OCA. Also, you all should have received amendments by now, which are required for Option 2. And I just wanted to mention that those will need to be signed by the key dates, and I'll go through those in a second. And those need to be signed with no changes to qualify for the incentives. It's important that they come in without any modifications. The key dates are -- they were changed in Baltimore to give you guys some more time to gather the information and make your informed decision. And any doctors who received, as consideration, cash in their affiliation would need to make their decision by June 22nd, this coming Friday. And doctors who received at least a portion in stock have until June 29th. Now, what that means is, if you sign by those key dates, you will preserve your rights to the maximum number of shares available under the stock pool incentive that we talked about at all of our meetings. After those dates, you will be considered not to be in Group 1. You will be in Group 2. So it's important that you remember those key dates in terms of signing your amendment. So with that, what I'd like to do is turn my attention to some of the newest incentives and some of the changes to the incentives that I think are very positive. I do want to mention again that this will be our final call before these key dates, and this does represent the final package of incentives, if you will. So I appreciate everybody's participation on the call. The first incentive I want to talk about is the -- what has been called



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                    the Founder's Incentive; but, in the literature, you'll see that it's called the OrthAlliance Stockholder Bonus Program. The reason being, I know there are -- maybe are some different definitions of what a "founder" is, and I don't think it really applies to founders per se. But the proper definition of someone who may be eligible to participate in this program is someone who received 50% or more of their consideration for their affiliation in stock. That is the criteria. Now, also, to be eligible for this program, you will have had to sign an amendment or enter into an OCA contract by July 27th of this year. The -- in the Baltimore meeting, we went through this program -- Bart Sr. went through this program, and we have now expanded the program somewhat. Initially, the program was for a participation level company-wide of 75%. And what I mean by that is, if at least 75% of all OrthAlliance and PedoAlliance doctors opted to sign the amendment or sign an OCA contract by July 27th, then the doctors with 50% or more consideration in stock and who have signed the amendment and signed -- or signed an OCA contract, could participate. At that time in Baltimore, we had put together a pool of 400,000 shares of OCA stock to be distributed amongst those who qualified for the program. What we have done now is we have placed two additional tiers into the program at lower levels. Additionally, we had modified the stock requirements there. So let me go through that. Before, what we were talking about was a jump from 60% to 75% participation. What we have added is a tier at 65% and at 70%. So now there are three tiers or obtainment levels at which a participation would result. The first is 65%, again meaning all doctors signing either an amendment for Option 2 or an OCA contract for Option 3. If you reach 65%, the amount of stock available will be 200,000 shares, and, if you reach the 70% plateau, the amount of stock available is 300,000 shares; and we have kept the stock pool at 400,000 shares for the 75% level. So, remember 200,000 for 65%, 300,000 for 70%, and 400,000 for 75%. In addition, we have placed a base level of share participation. And that is set, meaning that each participant, if we reach these levels, will definitely receive, if they qualify for the program, this base level of shares. The first level at 65% is 1,000 shares, at 70% is 1,500 shares, and at 75% is 2,000 shares. The remaining shares will be distributed amongst all of the participants, and I'll explain to you how that is done in a second. So -- but let me give you just a basic example. Let us say the participation level reaches 75%. That would mean 400,000 shares will be issued to doctors who qualify for the program. Of the doctors who qualify at the 75% level, all will receive at least 2,000 shares of OCA stock. Let's use an example. If 50 doctors qualify for a 75% participation level, that would be 50 doctors times 2,000 base level shares, or 100,000 shares. The total stock pool available at that level is 400,000 shares, so there would be an additional 300,000 shares which would be distributed to the 50 doctors. The way that that will be distributed is yet to be determined, because we don't yet know what the participation level will be. Of all the potential participants, we just don't




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                    yet know how many will sign an amendment or an OCA contract.
                    At that time, we will be able to determine the exact amounts for each doctor. But the basic calculation will be to use the consideration amount in cash or stock received at the time of affiliation, and we will compare that to today's value, based on the size of your practice and, therefore, the fees that you're currently paying to OrthAlliance or PedoAlliance. And, if there is a disparity between the original consideration and today's value, then that disparity will be used to base the proration or sharing the remaining shares. So, if you think you may be qualifying for this program and if you would like to know the specific amount of shares that potentially could be coming to you, you're welcome to give us a call, and we can talk about those specific situations with you. In addition, under this program, there will be a vesting of five years, which is commensurate with the same vesting that is available under the target program. And, in more detail, what will happen is that the shares will vest first 25% after two years and then 25% per year thereafter. So, five years in total, to vest this stock. Again, like all of the other programs, there will be -- there needs to be an at-risk provision to save you from having to pay taxes at the time that the value is issued. So, what we have done is we have provided for a 90% minimum target, meaning that you will have to achieve at least 90% of the service or consulting fees that were paid in the twelve calendar months prior to the merger. We have additionally added some language that I think will be helpful to you. We had some comments from doctors who were concerned about meeting that; so we have added some language which states that, if you did not for some reason achieve that particular minimum but you achieve it in subsequent twelve-calendar-month periods prior to the final anniversary of your vesting period, you will still qualify, and you will still get your stock. Remember this particular provision is placed in there for the doctor so that the doctor gets favorable tax treatment on the stock that's issued under this program. So I wanted to mention that to you as well. I would say that's in essence the stock holder bonus program. Again, if you have any specific questions that relate to your practice or your circumstance with your participation in this program, I encourage you to give us a call, and I'll be happy to go through that with you. I will field questions a little later on regarding how this plan works, because I realize it is somewhat complicated. Now, turning to a new program that I don't believe anyone has heard of before, we're calling this the High Participation Bonus Program. And what this is, in Baltimore one of your doctors in particular -- and I think a number of doctors agreed, you know, wanted to see additional consideration if there was a higher participation above the 75% level. So what we've created is this new bonus program called the High Participation Bonus Program. And this program is available to all doctors company-wide, whether you're a pediatric dentist or an orthodontist, whether you received cash or stock. If you're an owner/doctor with the company and in an affiliation, you qualify for the program. Now, what are the specific requirements? Again, you


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                    will have had to sign either the amendment or an OCA
                    contract by July 27th, and, of course, this is a high participation bonus. So, what this is for is, if the participation level exceeds 75%, if it reaches 80%, we have 500 additional shares that will be issued to each doctor throughout the system. If you reach an 85% participation level, there will be not 500 but 1,000 shares provided to each doctor. So we recognize the fact that there was interest in reaching this high a level. We also recognize the fact that, in order to reach this level, there would have to be a unified approach from all doctors at this high a participation. So we wanted all the doctors to be able to share in this. So, that is called the High Participation Bonus Program. It carries the same vesting requirements as the program that was just described, the Stockholder Program. And that is -- it's a lot simpler to explain, that is the High Participation Program. So, those are the two main components that I wanted to go over tonight. The other thing I wanted to mention is that the doctor's trust, which is a variable under Option 3, is now going to be available to place into your PC. So, there will be transferability to a subsequent buyer of your practice or perhaps an associate who will be buying into your practice. Again, there was a lot of interest from doctors on this issue so that there would be some continuity in the practice and there would be an ability to attract talented doctors and retain them in your practice. And also, I guess, there was some question of -- this is a retirement program, the doctor's trust; and it will take a full 17 years for all of the vesting of the stock under this program to be provided to doctors. So for doctors who aren't necessarily going to be around that long, this provides you a great way to pass along this incentive to the doctors that will be buying your practice. The other thing I wanted to mention is that I know there was some concern about the note provision in lieu of stock for the target program. And I wanted to explain a little bit about that provision and then give you a new update on that. First of all, the reason for that provision is in the unlikely event that the OCA stock would have dropped below its market value at that time. And what OCA has an obligation to do is, if there is a chance for a major deletion of stock due to that, we have a responsibility to all of our stockholders in order to not create an event such as that. So if that were to occur, then OCA would be able to opt to provide that to you in cash in a note at prime plus 1 1/2 interest. Now, what we've done is we've now matched up the timing of the note to the timing of the vesting in the stock so that they're both five years, so that there is no additional delay in receiving the consideration for the value received under the target program. So I think that bore some qualification, and hopefully you'll find the five-year term to be more favorable. I think that those are the main things that I wanted to cover with you tonight. And, at this point, Denny, what I'd like to do is go ahead and open it up for questions, and let's see if we can get some answers for everyone.

Denny:              Okay, good.



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Mike:               Tony, this is Mike. I finally made it on the call. I
                    apologize for being late. I was finishing up another conference call.

Tony: Thanks, Mike. I explained to them that you had some duties with us on the other OCA calls.

Mike:               Thank you.

Tony: Okay, very well, at this time we will be taking questions from all participants. If you have a question, please press "1" on your telephone keypad. If your question has already been asked and you would like to cancel your question, please press the pound sign on your telephone keypad. One moment while we poll for questions. Our first question comes from Paul Lee.

Lee: Hi. I would like to ask Tony a question regarding OCA's standard contract which is Option 3. With Option 3, you say you have four incentives. And the sign-up -- minimum sign-up time is three years. The Doctor Trust. If you look at it, the Doctor Trust, if you sign up for three years, certainly we are not going to be qualified for Doctor Trust. Is that true?

Tony:               Paul, can you hear me?

Lee:                Yes, I can hear you.

Tony: Yes. The Doctor's Trust is a program that's available under Option 3 if you sign an OCA standard contract. That contract does require a three-year minimum. And, what I mentioned just a few minutes ago, I think, impacts your question. What is now available for you to do under that Doctor's Trust is to place that trust into a PC so that, if you leave your practice earlier than the ten-year requirement of the Doctor's Trust, that trust will pass along to the new owner of the PC.

Lee:                The new owner of the PC.

Tony:               Yes, sir.

Lee:                What does it mean?  Give me in plain language.

Tony: Okay. In other words, if you sell your practice, let's say -- remember, the Doctor's Trust is a retirement program. It was designed for our OCA doctors a few years ago to provide them some long-term way of preserving wealth and growing wealth through stockholdings in OCA. So keep in mind that it is a -- it's a retirement vehicle, as opposed to a standard incentive, that was created specifically for the OrthAlliance merger. As such, it does require a ten-year stay in the practice and then a seven-year vesting period. And so a lot of the doctors were saying, well,


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                    that's a long time, obviously, to stay in the practice and to stay with the OCA contract. And so we heard that, and we have now added this provision which allows you to place it into your PC so that the Doctors Trust will survive a sale of your practice prior to the ten-year requirement because the buying doctor will fill your shoes in that requirement and, as such, the trust will survive that.

Lee:                I see.

Tony:               You see what I am saying?

Lee: I see. And what is -- okay. And another question is, suppose we sign up with the OCA contract. After three years, and then -- and we find out that OCA is really the way to go and we would love to practice more, what would happen?

Tony: Then you would just continue in -- on the contract. There's no requirement to leave after three years. That's just the minimum requirement stay.

Lee: No. No. In other words, after three years we need to sign a new contract. Is that right?

Tony: No, Paul. In other words, the contract that you sign will be similar to the ones that you are under now. It has a 25-year component for the practice, but your personal requirement is a 3-year minimum term for the doctor to stay with the practice.

Lee: But suppose we volunteer ourselves, because of our financial condition or for some reason, suppose we say, okay, we're going to -- we plan to work two more years. Then, what would happen?

Tony:               Well --

Lee:                Can we just continue for another two years?

Tony: Yes. Well, then, I'm assuming you'd want to sell your practice; correct?

Lee: Do we do an annual basis to extend our contract, or do we have to sign something for the certain period of time?

Tony: No, Paul. There's no requirement to sign any additional extension. The contract survives year after year. The three-year requirement is just a minimum requirement, but there is no maximum other than the full contract term. So, in essence, whenever you are ready to retire or if you want to transition to a new market, then you would work with us to find a buyer for your practice.



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Lee:                I see. So we just -- after three years, we just voluntarily extend until we say we don't want to practice any more.

Tony:               Correct.

Lee:                Find a new buyer.

Tony:               Exactly.

Lee:                Right.  Okay.  Okay.  Thank you.

Tony:               Okay, Paul.  Thank you.

Lee:                Thank you.

Moderator:          Okay.  Our next question comes from Dr. Greenbaum.

Greenbaum:          Yes, Tony.  Hi.

Tony:               Hey, Ken.

Greenbaum:          Yeah. We had a conversation today, and I just had a
                    follow-up on your explanation about the target program --

Tony:               Yes.

Greenbaum:          -- investment schedule. And it said that the stock bonus
                    vesting was the same as the target vesting? The target program vesting schedule?

Tony: Yes. Except that the target vesting starts on the third-year anniversary, because we don't know what the value, if any, of the consideration will be yet. So the target program is a three-year program. After three years, then, we will look at the third year's results for your practice and look at the service fees paid in the third year, and compare that to the service fees paid in the year prior to the merger. And to the extent that there is an increase in service fees, then we will provide you with a value that is a three-times multiple of that increase. On that third anniversary date is when we will calculate the value, and then, at that point, starts the vesting period which is essentially a five-year vesting period; after two years, 25% vested; and then each year thereafter, another 25%, until the five years are up. And then all of the stock will be vested, and no restrictions will be on the stock.

Greenbaum:          All right. Now, just to clarify. Three years -- say we sign a contract for three years, Option 2.

Tony:               Yes, sir.

Greenbaum:          And then we go through this program and there's -- can you hear me?


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Tony:               Yes, Ken.

Greenbaum:          Yeah. I'm sorry. And there's money available through the
                    vesting program. For two years after that initial three years, there isn't anything available to us.

Tony:               That's correct.

Greenbaum:          The following third, fourth, and fifth year, then, the
                    vesting comes due, and there's money available at the end of the fifth year.

Tony: Yeah. Well, actually, you will receive an issuance of stock equal to 25% of the value. That issuance will occur at the end of the second year. At the end of the third year, another 25% issuance will occur, and then another 25% after the end of the fourth and another 25% at the end of the fifth.

Greenbaum:          Okay. So, in other words -- but, in order to receive the
                    first 25, we have to be working for five years.

Tony:               That's correct.

Greenbaum:          All right. So the fact we sign up for three years, and those that want to sign up for three years and then plan on leaving, the target program is not available to them. In other words, they cannot benefit from that because they won't stay the additional two years.

Tony: If you're planning on leaving exactly -- yeah -- at the third year, then that is true.

Greenbaum:          Right. And if they stay the extra two years, five years,
                    they'll only have 25% of that target program available to them.

Tony:               That is exactly right.

Greenbaum:          And they won't get the full 100% of the target program
                    unless they expect to work for eight years.

Tony: That is correct. And that's -- we went over that in Baltimore, and I think that was pretty straightforward.

Greenbaum:          Okay.  Thank you.

Tony:               Thanks, Ken.

Moderator:          Our next question comes from Stuart Kimmel.

Kimmel:             Yeah, hi, Tony.

Tony:               Hi, Stuart.




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Kimmel              I have a couple of questions for you, and then I'd like to talk to Mike also.

Tony:               All right.

Kimmel: If we sign Option 2, and we work for three years on Option 2, and we'd like to exit, what is your provision for finding a qualified doctor who would take over the practice? How -- how -- if there are several people or many people who would like to leave after year three, what do you think the chances are of getting somebody to take over the practice and also compensating the doctor for some percentage of the practice?

Tony: Well, I think it's a doctor-by-doctor situation. As I've mention at all the meetings, we have had a high degree of success in finding doctors for our existing doctors, almost without exception we have found doctors. And, for the most part, doctors have received what I'll call full value or pretty close to full value. But, that said, it does depend on the doctor and the situation. Now I've mentioned many times about my favorite doctor in Minot, North Dakota, who is in the process of basically giving his practice away because he's in Minot, North Dakota. On the other hand, we've had practices in Denver bought and sold many times over, and in the Florida area. So it really depends on the practice location. I think it depends on the practice situation because some practices are more profitable than others. They're larger than others. Some have managed-care components; some do not . And then the doctor's age, and I think the doctor's interest in getting out has something to do with the price, because, if you are willing to wait, just like selling a house, sometimes it takes a while. If it's price sensitive, then you may have to move on the price. But all those things taken into consideration, we've been very successful. We have no reason to believe that won't be the case in three years.

Kimmel: Okay. Another question. On Option 2, using -- I forget the name of the accounts payable system that you have. But using accounts payable, since we're not -- we're on a gross service fee rather than the net service fee, there are certain expenses that we run through our practices that really run through the OrthAlliance checkbook. How do we handle that? It doesn't really affect the service fee but -- so it goes through the OCA accounts payable.

Tony: Yes. Well, you have full flexibility there. I mean, it's a bill that could be paid by us on your behalf, depending on the scope of the bill, you could pay it and be reimbursed by us. We've talked a little bit about how we categorize that, because we want to be able to -- using our business systems -- be able to categorize your expenses so that you will be able to really track things such as lab costs, orthodontic supplies, or employee costs. And we have a G&A category that has many subcategories -- meals and entertainment, travel, and the like -- in which we could fit these, or perhaps we could come up with a special category. But we can handle that either way, either as a reimbursement or through our AP procedure.

Kimmel: And if we paid things -- if we bought things where we pay for stuff through MasterCard or American Express or whatever, and obviously some folks do that to get these frequent flyer miles, can we pay certain things through the credit cards and stuff like that?

Tony: Yes, you can. We had that question before at some of the meetings, and the answer is yes. There is a procedure by which you could send us that bill along with the invoices --

Kimmel:             Invoice.

Tony: -- and we would reimburse you for those costs, and then you would go ahead and pay your bill.

Kimmel: Very good. And one last question. As far as insurance plans and stuff like that, if you're doing capitation or that kind of stuff, you know, discounts, you can collect from these insurance companies of Aetna's and those people and stuff like that. Is that one of the services you do is submit insurance forms and stuff like that?

Tony: Yes, sir. We do not currently submit initial claims electronically. But the recurring claims are submitted electronically, and so we can be of great assistance to you in that area.

Kimmel:             Okay.  Thanks, Tony.  Can I talk with Mike, please?

Tony:               Sure.  Mike, are you there?  Mike?

Mike:               Yeah.

Tony:               Okay.  Go ahead, Doctor.

Kimmel:             Mike, this is Stuart Kimmel. How are you?

Mike:               Fine sir, and you?

Kimmel: We talked the other day about your systems, and you were not going to force -- or at least my understanding was you're not going to -- for people who are on some sort of treatment card, we wouldn't have to shift over or --

Mike:               Yeah.  I don't think --

Kimmel: How is that going to work? And also, what about patient flow? Are you considering patient flow?

Mike: That will be in our October release of Walrus Patient. The big -- four big features in the October release, just to get that out of the way, are going to be electronic treatment cards, patient check in, patient flow, and there's a patient data base where you can record things that are specific to your practice about your patients. It is fully customizable. And those are the four big features that are coming out which will cover most of the technology features that are in other practice management systems that are currently not in Walrus. But to address your first point, we're not going to force anybody to a great loss of technology outside of their decision unless they don't feel like using treatment cards and want to go on Walrus, then they can do it. But if not, we're not going to force anybody -- of course, we can't; we never would think of it -- to go onto Walrus if there's no treatment card, and they've been using a treatment card. It's important that we maintain the level of technology that the office is operating at.

Kimmel:             Right.  Excuse me.  But we're agreeing to use your system.

Mike:               Yeah.

Kimmel So, therefore, we can't use your system until you upgrade to our level of technology.

Mike:               You're exactly right.

Kimmel And how, then, are you going to get our figures and stuff like that? Are we going to have to submit them manually or something? We won't be connected to you really.

Mike: You know, I think by the time we get to the -- to actually doing some of these conversions and making sure the training is done properly, and your staff knows all that they need to know, I think it's going -- it's going to be a pretty good timing as far as our feature rollout. So I think we're going to see -- I think we're all going to come together quite easily. It's not going --

Kimmel: Right. Because it would be nice to get rid of the Ortho Track fees that they charge too.

Mike: Oh, yeah. That's one of the big things that just -- it eats me up to see you guys pay that. And I think it's all going to come together. Now, you're right. You've brought out a great point. We're all working extremely hard here, and we are putting together some long hours to make sure we meet your needs. But that you don't have to worry about. We're taking care of that. And I think the timing is going to come together just fine.

Tony: Mike, why don't you mention the electronic conversion just generally?

Mike: What we do is, we will convert as much as possible. And we have a lot of experience at writing data conversions. We've converted Ortho 2, Ortho Track, OPMS, Ortho Ware. We've done pretty much every one. Now, with this group, because there's such a large number, we are going to put you into light groups. In other words, these guys are using electronic charting from Ortho Track, these guys are using patient flow from OPMS. And we're going to put you guys into similar categories, which makes the conversion process go a lot easier, of course, because of economies of scale.

Kimmel              And is your system Windows 2000 compatible?

Mike: Yeah. We run on all platforms of Windows. The only one that I really do not like is Windows 98ME. I will lobby strongly against anybody using that system. But we will run on it, of course. We've just had more problems that we care to talk about with Windows ME.

Kimmel:             Well, that's the end of my question. Thank you very much.

Mike:               Thank you, sir.

Moderator:          Our next question comes from Gilbert Snow.

Snow: Yes. I have two questions. One of them is, let's say there's 75% acceptance, do you have a round figure that you've come up with as to what the stock value will be for those holding stock with OrthAlliance? And the second question is, I don't know if I missed it or understand what consideration is given to the founders who still hold stock. Is there any additional consideration given to them?

Mike: Okay, at the 75% participation level, it will, of course, depend on what the OCA stock is trading at at that time. But I think we did a calculation recently at around the $32.00 level, and that comes out to be right at around $5.30 per OrthAlliance share. And that -- so the stock that you're talking about is valued -- I think I've answered your question there. As far as what you are calling Founder's Shares, the incentive that I described is our vehicle to provide additional value to those "founders." But it's not just founders, it's anyone who received a large amount of their consideration, 50% or greater, in stock. And the way we're giving that to you is through this program on these 65%, 70%, or 75% participation levels. And we've put together these pools of stock, whether it be the 200,000, 300,000 or 400,000 shares; so that's how we're providing that value to you.

Snow:               Okay.  Thank you.

Mike:               You're welcome, sir.

Moderator:          Our next question comes from Dr. Smernoff.

Dr. Smernoff.       Hi, guys.  Jerry Smernoff.  Tony.

Tony:               Hey, Jerry.  How are you doing?

Dr. Smernoff:       Good.  A question.

Tony:               Yes, sir.

Dr. Smernoff:       I see nothing in this document that has -- what happens in vesting on case of death or disability so you cannot practice?

Tony:               Well, which provision are you talking about?

Dr. Smernoff:       On these bonus programs, the quote Founders Bonus Programs.

Tony:               Right.  Well --

Dr. Smernoff:       Where it's vested over five years.

Tony: Yes, sir. Well, the vesting, you know -- if you're talking about something like the Doctor's Trust that will take some time before the vesting begins, that -- the Doctor's Trust Program, as I mentioned, is a specific program that's been around awhile. If you sign in Option 3, you'll sign a concurrent agreement on that incentive. In the Doctor's Trust document, if you were to pass away or be disabled, then the vesting immediately commences. On these other programs, they're instantaneous programs; so the vesting has obviously already started. On the target program, that won't start until your third year. And we won't even know what that value is yet. As far as the specific programs, once we've filed with the SEC the final requirements, then we can provide to you the very specific programs to sign off on. We're prohibited by law from even offering you stock at this point. So these incentives are obviously incentives that will happen if the merger goes forward and if you sign Option 2 or 3.

Dr. Smernoff:       Right.  But, Tony --

Tony:               Yes, sir?

Dr. Smernoff:       On your Stockholder Bonus Program and -- what's the other
                    one you just mentioned?

Tony:               High Participation?

Dr. Smernoff:       High Participation Program.

Tony:               Yes, sir.

Dr. Smernoff:       What happens if you're a participant in that, and God forbid you, after three years, can't practice or are dead, are they fully vested at that time?

Tony: They don't become immediately vested. The vesting schedule stays in place and is provided to the successor to your estate.

Dr. Smernoff:       Okay.  It goes to your estate, then?

Tony:               Correct.

Dr. Smernoff:       Those do not pass with the practice?

Tony:               Yes, sir.

Dr. Smernoff:       Okay.  Thank you.

Tony:               You're welcome.

Moderator:          Our next question comes from Victor Sand.

Tony:               Hello, Vic.

Sand:               Hi.

Tony:               How are you?

Sand: Welcome. I appreciate all the input. I think the people at OCA have been very helpful whenever I've called and very professional, and I thank them for that.

Tony:               Thank you.

Sand: I had a question, because it relates back to that growth target where it doesn't start vesting until the fifth year. I guess you establish at the end of three years that your practice has grown by so much, the fees are grown, and you get this multiple. Let's say you go four years or five years, and you sell your practice. What I just heard would mean that you get nothing. But what if the person who buys a practice maintains that same level or higher? Wouldn't that mean something?

Tony: Well, the way that the [tape cuts out and returns] incentive whereby, although you're only required to be there three years, we'd love you to stay longer. You'll have to look at your circumstance in particular and decide whether that particular incentive means anything to you. But, all I can tell you that that's the basic rules of that particular incentive and part of the incentive is an incentive to stay with us a little longer.

Sand: . . . person. And OCA did, and you mentored him, and he took over the practice, and the practice kept at the same level or higher, as when you were there. Wouldn't it be essentially the same?

Tony: Well the incentive is actually based for the original doctor. So I hear what you're saying. All I can tell you is that it's not really designed that way, unfortunately. And we're kind of to the end of the road where, in terms of -- we've got some tight time constraints, but -- well, I wish I could tell you something different, Vic. But this particular program, the target program, does require that you be around. Now, consider this, and I've talked to doctors about this. Doctors frequently have associates enter the practice for a period of time. They buy in at lower percentages, and the doctor continues to participate, but at some lesser level. That would preserve your target value based on that incentive. So that's something to consider.

Sand:               Okay.  Well, thank you.

Denny: Tony, could I ask a clarifying question that may help with this? I believe this question came up at the Baltimore meeting, and the answer as I understood it, was, if the doctor stays on part-time as a mentor -- in other words, if he sold a portion of his practice but kept some ownership and stayed on as a mentor, that he would continue to qualify.

Tony: That's exactly right. Maybe I didn't say that properly, Denny; but you're right. That's what I was just saying is that, if the doctor were to preserve a portion of the ownership but sell the majority or some portion to the buyer, then the target program would be preserved. That is exactly right.

Sand:               Well, now that I hear that, what's the percentage? 50%? 30%?

Tony: There's really no minimum set. You know, the importance to us -- I mean, you guys have some great practices, and I know you built those over many years. And that goodwill transfer is not an easy one, although a sale, you know, may occur. So your continued participation, even at a very low level, is important to the practice and I think that that has value to us.

Sand:               Okay.  Well, thank you.  Thanks for verifying that, Denny.

Tony:               Thanks, Vic.

Denny:              Thank you.

Moderator:          Our next question comes from Dr. Silver.

Dr. Silver:         Hello. I have a couple of questions here. The first one is kind of simple, just some housekeeping. If you have an expense that is spontaneous that comes up that you weren't really sure exactly the amount, right now we have the ability of writing a check on the OrthAlliance account that's in our office. I'll give you an example. Just the other night, we had a skating party for my practice. We ran out of pizza and had to order 40 more pizzas at a -- maybe
                    -- however much it was -- maybe $400 or something of that nature, and other expenses that we weren't really planning on. How would we handle that in this situation?

Tony: Yes, sir, Doctor. There is a petty cash amount that's retained in each office, and that can vary by office depending on those types of needs. So that's one way to handle it. Another is, if you were to pay for that, if you needed to pay it immediately -- like, within hours --

Dr. Silver:         Right.

Tony: -- then that could be placed on a credit card or just paid and then be reimbursed by us. If it's a matter that comes up and can be paid within a matter of days, then you can call us -- or even maybe one day -- you could call us with the emergency, get us the invoice, and we can just immediately turn around and send that to whomever you wanted it to go to. We could overnight it. So there's a few different ways to tackle that. But most of our doctors have petty cash that they use for that, or they will, on occasion, go ahead and pay for something and just be reimbursed that week.

Dr. Silver:         You pay out of your own pocket?

Tony:               Yes, sir.

Dr. Silver:         And then -- and then submit it and get paid back?

Tony:               Yes, sir.

Dr. Silver:         All right. The other -- the other question was, you were
                    talking about something that I didn't -- it went by me kind of quickly. Something about you got a benefit if the fees you paid into OCA equal 90% of the fees that were paid in the previous 12 months? What is that referring to, and if you'd --

Tony: All right. What that is is what I'll call an at-risk provision. For instance, in any one of these incentives, at the time that the incentive builds value, whether it be the target program that would be at the end of the three years or something like an OCA contract conversion that would be immediate. Let's say that value -- it doesn't matter what it is, if it's $200,000 or

                    $300,000 or $500,000 -- there would be a tax event if there was no risk of forfeiture of the stock that you would be receiving throughout the vesting period. So the whole idea is to provide you guys with the best tax situation that we can. So the way that we've designed this is to come up with a 90% of service fee requirement that puts the -- that passes the IRS tests for an at-risk on the stock. And what we've done is, we've tried to set up what we thought was a lay-up; and, when we heard some concern from doctors, we've added a provision to it. And the way it works is, in the year before the merger, whatever service fees were paid, you would take 90% of that amount and, provided that you paid at least that 90% amount in the year prior to that particular vesting period, then you would receive that stock. What we've added to that is, if for some reason you did not meet that 90% requirement, you could again meet it in the following anniversary in the vesting period, and you could again pass that test throughout the vesting period. So, in essence, what winds up happening is, as long as you meet that criteria for at least one of the five years, or the three years, depending on what programs we're talking about. Does that make sense?

Dr. Silver:         Yeah. So you're talking about all programs other than the
                    stock that you would get as consideration for OrthAlliance stock. You're not talking about that in there. You're talking about other programs; is that right?

Tony: Correct. It's not the stock that would be the exchange stock in the merger itself, because there's no vesting on that.

Dr. Silver:         Okay. But any other thing that is done has that 90% of fees as part of it.

Tony: Yes, sir. Anything that requires a vesting period -- what we're trying to do is avoid the doctor having a tax event prior to receiving the stock.

Dr. Silver:         All right. Now, two, when you're saying the vesting period of most of these things is five years, and you were saying after two years, you have 25% vesting, and three years another 25% and so on -- every time you reach a 25% vesting, then 25% of that stock is freed up and could be sold if you wanted to at that year?

Tony: That's exactly right. It can be held, or it can be sold immediately. It's up to you.

Dr. Silver:         And so, just in order to get the full 100%, it takes five
                    years. But you can --

Tony:               Correct.

Dr. Silver:         Okay.  Great.

Tony: And in the stock pool program, that vesting is over the three-year period that matches with your three-year minimum that you would be signing Option 2 or Option 3 for. Just to clarify, that's -- that's for the stock pool only.

Dr. Silver:         Okay. And that would also -- the stock pool thing would
                    still be involved with the 90% rule?

Tony:               That's correct.

Dr. Silver:         Okay.  Good.  Thank you, Tony

Tony:               You're welcome.

Moderator:          Our next question comes from Raymond McLendon.

McLendon:           Hello?

Tony:               Hey, Ray.

Mike:               Hey, Ray.

McLendon:           Hi. I -- I've -- on our email, I've gotten a question. I
                    presented a notion that OCA says they have consistently saved practices 5% of their overhead compared to before affiliation. And I think some of our members are thinking that that's 5% of the 17%. Please talk a little bit about how confident you are that you can save us 5%, and is that 5% of the total expenditures of the practice?

Tony: Well, Ray, you're right on the last statement. It's 5% of gross is what we're talking about. And really that comes from a couple areas. One, that we're going to be providing a number of services. We've got a great staff over here at Corporate, and we're going to be taking a lot of the burden off of your staff's hands. To that extent, then, there are hours and hours of time that those staff members are spending doing those things. And that's where one essential component of the savings is. So it is incumbent upon the practice, then, to take advantage of those savings by redesigning their schedules so that those staff members can be more productive in treating patients and therefore increasing the practice size. Or in some cases, I know I've heard doctors talk about reducing staff. So there's two ways to do it: either through increase in growth and therefore percentages efficiencies take place, or by just the straight expense reduction. That's on the employee side. Then on the purchasing side, we've talked a lot about our purchasing power -- and Kathy's on the line if we have any specific questions regarding that -- but we feel like, given the added leverage that we'll have with all of you guys coming on board, we will be able to really again exert some influence on getting just the very best pricing available throughout the world and passing that along to you. There's absolutely no markup on anything that you purchase through our program, and so we think that there's going to be some powerful savings there. So it's the combination of the two that provide for that 5%. And we feel like that's at a minimum. But as you know, employee cost is the single largest expense in a practice; and it can range anywhere from the high teens to the mid twenties. So its pretty easy to effect that to a great degree and come up with 3, 4, 5% just in employee costs.

McLendon:           But you could work with us to help make sure we don't have employees hanging around and not being productive; right?

Tony:               Absolutely.

McLendon:           Okay. Another question was related to the interpretation of the agreement to extend. And there seemed to be some questions on the language. I guess I just would like to hear you say that we're actually committing to an extension of three years for our participation and not twenty years, as was one interpretation.

Tony: That's exactly right. You know, our attorney is available to talk to any attorney that might interpret that different. And I feel pretty confident that, after they talk, he would be satisfied or she would be satisfied. But that's exactly right, Ray. I mean, the requirement is for three years for the doctor in the practice. Now, the practice -- the term for the practice is the same as it is now. So that does not change at all, and there's nothing in the amendment that requires that.

McLendon:           Okay.  That's all the questions I have.  Thank you.

Tony:               Thanks, Ray.

Moderator:          Our next question comes from Jim Evans.

Tony:               Hey, Jim.

Evans:              Hi.  Jim Evans from South Dakota.  Can you hear me?

Tony:               Yes, Jim.

Denny:              Hi, Jim.

Evans: I have a question about -- some of us have a Practice Improvement Guarantee Contract, a separate individual contract, and I'd be interested in knowing who else with OrthAlliance has this, if they wanted to contact me. How do you plan to acknowledge that contract?

Tony: Well, that guarantee is -- there's just a handful of doctors in the OrthAlliance and PedoAlliance system that have that, and literally a handful. Those doctors, of course, if they want to participate in these incentives, there is a requirement that they not be under that provision. Well, it just stands to reason, most of these provisions, these incentives, have to do with increases in fees or value due to fees; and that guarantee -- of course, there may be no fees. But the stock pool is available regardless of that provision; and, you know, if you -- if you opt to do nothing under Option 1, of course, that provision remains. So its up to you. But if you're interested in the incentives, and you feel like under -- even under that provision you may be paying fees anyway, then it maybe makes sense to eliminate that and participate in all these incentives.

Evans: Did I understand you --if we were to sign Option 2 or Option 3, it automatically eliminates that?

Tony: No. That's not totally correct. If you sign Option 2, it does not eliminate that. If you sign Option 3, it would, because you'd be signing a new contract. It would be an OCA contract. And our contracts do not contain that type of provision. Under Option 2, if you signed Option 2, then you would be now available for the incentives under that option. But one of the incentives, the target program under Option 2, does require that the doctor not have any type of provision where the doctor would not be paying fees, because that very provision is all about fees, it's all about growth and fees, and therefore getting you value from that growth.

Evans:              I see.  Thank you.

Tony:               You're welcome.

Moderator:          Our next question comes from Dr. Greenbaum.

Greenbaum:          Yes.  Tony?

Tony:               Hey doctor, how you doing?

Greenbaum:          Okay, great.  Yeah, just a follow up question on Ray's --

Tony:               Okay, Ken.

Greenbaum:          -- on Ray's information or question about the -- This is a hypothetical question again about purchasing power and the group. Let's just say someone decides they want to go with Option 1. They want to just keep things the way they are in the original contract. At this point, there's a number of companies that deal with OrthAlliance, and we have a discount process going on. And maybe Denny has some input on this also. How would that process change once the merger goes through if someone, say, goes with Option 1 or prefers not to make a change? How would their -- the discounts be available to those folks?

Tony: Well, first of all, under Option 1, Ken, you would have the option of whether you wanted to utilize our systems, which includes our purchasing. In terms of the discounts, maybe you can -- Denny, you can comment on that. And then I'd like Kathy to comment on the reality of those discounts after Denny chimes in here.

Denny: Its my understanding that what you would do is simply use the OCA system. And their pricing is better than our current pricing, Ken; so you would be better off by using their purchasing program anyway.

Greenbaum:          All right. Now, you're saying that if I use their purchasing program -- that's all part of the package of using the whole
                    -- of taking on the whole systems; right?

Tony: Yeah, Ken, perhaps. Kathy, do you think you can elaborate on why --

Kathy:              Yes, sir.  I think --

Tony:               -- that discount is not really what they think it is?

Kathy:              Right.

Greenbaum:          I understand -- I was at the L.A. meeting, and they say
                    sometimes what you think you're getting -- in other words, they actually bump up the per item.

Kathy:              Right.

Greenbaum:          And you follow that, and you check --

Kathy:              Right.

Greenbaum:          -- and make sure that that's not happening.

Kathy: But let's say this. Let's say that you do Option 1, and you don't want to get on the Internet, and you don't want to use Penny Lane for whatever your reasons.

Greenbaum:          Right.

Kathy: You would still be part of the OCA partnership and the merger has happened, and you're still part of us, and you would still get my pricing.

Greenbaum:          I see.

Kathy: The best point would be, though -- for you, efficiency-wise -- would be to get on Penny Lane when -- because it is Internet-based, and use it anyway. But at least you would still be, at the very least, considered an OCA partner and get my pricing.

Greenbaum:          I understand.  That answers my question.

Kathy:              Okay.

Greenbaum:          Thank you, Kathy.

Kathy:              You're welcome.

Tony:               Thanks, Kathy.

Kathy:              You're welcome.

Moderator:          Our next question comes from Cary Williams.

Williams:           Yes, Tony. I know you've gone over this vesting quite a bit.
                    Is there any unrestricted stock from the initial merger, or does everything have a vesting schedule?

Tony: No. The base merger, excluding all of these incentive programs, provides for an exchange of OCA stock for your OrthAlliance stock, to the degree that you hold OrthAlliance stock, at an exchange ratio. Once you receive that OCA stock under the close of the merger, that is totally unrestricted stock. There's no vesting on that. So that --

Williams:           That pool program is unrestricted, and then all the bonus
                    programs have vesting programs?

Tony:               That's correct.

Williams:           Okay. And, second question, in a different direction. It
                    sounds like you're going to be doing -- once the initial insurance claim is filed -- you're going to be doing a big portion of the questions, it sounds like, to the point that we could maybe almost eliminate a collections person; or is that true?

Kathy:              Yes.

Mike:               Tony, do you want me to or --

Tony:               All right.  Go ahead, Mike.

Mike: I mean, we're doing the initial on the continuing claims, but there's still the over-the-counter collections and -- is Angela on the call, Tony?

Tony:               No.  She's not.

Mike: Angela, the head of Patient Financial Services, is piloting our collection service program where we actually do do -- do the collection services for the office. That's over-the-counter payments, insurance payments, everything. So that, yes, we are looking to ease the human resource demands at the front desk.

Tony: And I'll add that -- as Mike mentioned, that is a pilot-program force. It's going really well. It's our intention to have that available for everyone eventually, but the last thing we want to do is create concern with the doctors. I know the collections piece is very personalized; and, you know, that's an important component. Now, Mike, isn't the program going to be flexible enough that the doctor can pretty much customize it to suit their needs?

Mike: Yeah. At different levels with all of our systems, you'll be able to pull that department in to give you a hand. What sometimes we'll do also -- you know, the doctor doesn't have to accept it. If all of a sudden they have problems in collections, or if you have some need to have us take over some portion of collections, that's where Angela will go and design a flexible plan for the doctor. But it's still in pilot, and we're doing everything for the offices that we're piloting with. And we have noticed that, not only have collections increased, but production has also increased. And what the doctors have said is the big reason for that is that a staff can actually focus on patient care. So maybe somebody can trim a human resource; maybe you just make that person so much better. But, yes, it will be flexible, and we are seeing success in the pilot phase.

Tony:               Does that answer all of your questions doctor?

Williams:           Yes, it does.  Thank you.

Tony:               Thank you very much.

Moderator:          Our next question comes from Dr. Silver.

Silver:             Hi.  Another follow-up question here too.

Tony:               Okay.

Silver: Does OCA keep up -- and I'm saying this -- I feel like I know the answer, but I just want to hear it. Does OCA keep up with all of the incentive shares of stock and so forth that we're supposed to be getting over the years and keep us informed as to what we've got, or do you expect us to kind of know that, or how does that work?

Tony: Yes, sir. We do track that for you, and we will provide periodic reporting. I would assume that eventually we might even have that online for you to look at at any time you like. But what we'll do is quarterly reporting at the very least to let you know the status of your shares, what's vested, what is not, what is the value at that time based on the stock price, that sort of thing.

Silver: Okay. Thank you. And then, when the merger occurs, any stock that you have, if you've got stock in your pension plan that you've bought yourself, or something of that nature, all of that stock then get transferred -- all the OrthAlliance stock gets transferred to OCA stock at that point?

Tony: That's correct. In the merger, all OrthAlliance stock is converted to OCA.

Silver:             So anything that you've got does go through that then?

Tony:               Yes, sir.

Silver: All right. And I presume that OCA then has all the information about the number of original shares that everyone had and so forth where you don't need us to report any of that to you. You should have that through OrthAlliance, I would guess.

Tony: Well, that's not my area. But, I believe, what happens in a merger is that the attorneys will send out to all stockholders a packet of information by which they can convert their shares. Denny, do you have anything to add?

Denny: Yeah. That's correct. You would get information that explains the exchange ratios and specifically what you do. And, typically, you would have to send your share certificates or have your stock broker send your share certificates to a transfer agent. And then that agent would issue new stock certificates on the OCA stock certificate form. And it's a real mechanical process. You just have to fill out a form and send it in.

Silver: Okay. And -- so, again, is it important that OCA knows what your original shares were when you joined OrthAlliance, or is that a issue at all there?

Tony: Well, under the merger, that's not important because we have been provided with the number of shares outstanding by OrthAlliance and the OrthAlliance folks. And so we know that total, and we know at what level -- at particular levels what that exchange will be. As far as who those stockholders are, that's not really going to matter in terms of the merger. Now in terms of these incentives, again what we've avoided that, and we've tried to work with numbers that we are sure of, which is what shares were originally issued under consideration for affiliations.

Silver:             Okay. All right. Well, thank you very much, Tony.

Tony:               You're welcome.

Moderator:          Our next question comes from Jim Evans.

Tony:               Hey, Jim.

Evans: Hi. In relation to that exchange of stocks and the proportionate or the ratio by which they will be exchanged, my Practice Improvement Guarantee is directly related to the share price of the OrthAlliance stock. And since it dropped so low, I have not had to pay the management fee since the end of last year, since, I believe, November. And I'd be interested to know, will the same conversion rate or ratio apply for those of us who have this Practice Improvement Guarantee, the handful that you mentioned, five or six?

Tony: Well, due to the exchange ratio in the merger, that will have to be utilized now at post-merger to calculate the guarantee. And that's something that your CPA could do for you. But that will be on a case-by-case basis depending on the stock that you hold and your particular situation for your practice. Did I answer your question?

Evans:              You confused me a little bit.

Tony:               Okay.

Evans: Based upon the stock that I hold, what does that have to do with the Practice Improvement Guarantee?

Tony: Well, because there will no longer be any OrthAlliance stock after the merger, it will all be converted to OCA stock. So in order to calculate the value of the stock, you will have to use the exchange ratio provided in the merger in order to figure that out. Denny, am I incorrect on that?

Denny: No. You're exactly correct. And in these kinds of things, Jim, typically, all the contract language would say that the conversion ratio would be used in any future calculations relating to share price and so forth. So he stated it correctly.

Evans: Okay. So what he said was that the conversion rate at the time of transfer would then be that fixed ratio by which this would be determined on into the future?

Denny:              That's correct.

Evans: In other words, it isn't determined again at a new ratio because the stock price of OCA changed in two years from now?

Denny: No. You will receive a certain number of OCA shares at the time that the merger is effectuated. And then those shares would then be used to calculate the price on a pro rata basis.

Tony: But, Denny, isn't it the number of shares originally issued for the affiliation regardless of the amount of shares currently held?

Evans: It would have to be, because you don't know whether I'm at zero or I still have all of them.

Denny:              Sure.  No.  That's correct.

Tony: So, in essence, what it becomes a main factor of is, once you do your conversion, and you find out how many OCA shares you would have received if you had held all of it, then you would use that number and multiply that times whatever the market share price is for OCA stock at the time you calculate that. I guess you calculate it on a monthly basis.

Evans: That's correct. That makes sense to me. Okay. Thank you very much.

Tony:               You're welcome.

Moderator:          Our next question comes from Dr. Jim Moore.

Tony:               Hi, Jim.

Moore: Hello. This is Jim Moore. I'm in a particular situation that -- with my New Image contract. I'm within about nine months of finishing it up. I've had four and half years with an eighteen-month transition. And in April of '02, I will have finished the four and half years. And then I have the eighteen months transition. Well, when I figure that, that nearly washes out what the three-year commitment is under, say, the Option 2. Is that -- I'm hearing you correct when you say that?

Tony: The commitment is three years from the date of the merger under Option 2. That's right.

Moore:              But the merger is -- is projected for, I understand, about
                    October?

Tony:               That's right. I believe the final cutoff date is late
                    November.

Moore: So I would actually have about five or six months left plus the eighteen at that particular time, opposed to -- if I took Option 2, I would go ahead, and I'd have an automatic three-year commitment at that point, a minimum of three years.

Tony: Correct. So in essence you'd be adding approximately one year on to your present commitment.

Moore: Now, from my contract with New Image, as I understand it, we don't -- we cannot sell our practice, as we already have an agreement in there that we don't do that. Its not ours to sell.

Tony:               Yes, sir.

Moore: If I take Option 2, and I stay three years plus, then I do have the option to sell, and I can sell my practice; is that correct?

Tony: Actually, Option 2 preserves your existing contract. All it does is it provides that (1) you'll stay the three year minimum, and (2) that you will utilize our business systems. Option 3 would allow you to sell your practice because that would be an OCA contract, and under the OCA contract you could sell your practice.

Moore:              Okay.  It would erase all the New Image contract stuff.

Tony:               Correct.

Moore: Okay. Then, if I took Option 3, what is my minimum commitment there?

Tony: It is again the same three years; so there's no additional commitment.

Moore: So what is the difference, then, between -- to me between 2 and 3?

Tony: Well, the difference -- the main difference between 2 and 3 is that it's a profit-based fee structure whereby we receive 40% of the net instead of 17% of the gross and, depending on your margins, that could mean you would pay more fee or possibly less fee. It just depends on what your margins are. That's the main difference between the two. The other -- there are other differences that I could go over with you. Perhaps you should call me, and we can go over that in detail.

Moore: Good. But under Option 2, I would technically stay at about 17%, and I would still have the two-year commitment --

Tony:               Yes, sir.

Moore:              -- from that point on.

Tony:               If that's -- yeah.  If that's what your contract states.

Moore: Yeah. And I would not, of course, if I -- when I say five years, I'd have to stay eight years to have any additional benefits from the program?

Tony: That's not totally correct. There's two incentives under Option 2. One is called the stock pool. And provided -- it's just depending on when you sign up and depending on how long you've been under your contract and depending on how much in fees you've been paying, there's a lot of opportunity there. I used an example in Baltimore whereby a doctor could possibly receive 75,000 or so in consideration under the pool. And that -- the vesting on that incentive is only three years. So by the time your three-year commitment is over, you would have full use of that stock, all of that stock, to sell or retain as you like. Then the target program is the gross program that I've been talking about. That's the one that, to receive 100% of the potential benefit out of that program, you would need, in effect, to be with the practice for eight years.

Moore: Yeah. Well I appreciate your time. Tony, I have left you some messages. If you would get back to me, if you can, I'll only be in town actually through Wednesday.

Tony:               Yes, sir.  I'll make it a point to call you before then.

Moore:              Okay.  I appreciate it.  Thanks.

Tony:               You're welcome.

Moderator:          Next question comes from Raymond McLendon.

McLendon:           Hello?

Tony:               Hey, Ray.

McLendon:           A couple questions about collections and how the computer
                    system might interface with that. I'm sure this has not happened to anybody else, but I actually had a patient who disappeared for a year and came back and was quite disappointed in my staff, that they had allowed this to happen. And I got a feeling that your computer is set up to actually make things happen or not happen in the areas of -- if a patient's not showing up, that it essentially forces staff members to take action. I'm thinking that if a patient's a certain number of days past due, it forces an action which I would like a lot. And -- so tell me if that's true and little bit about that.

Tony:               Mike, you want to take that one?

Mike: Sure. What we do is we're not -- as part of our corporate strategy, we don't send statements to current patients. If the doctor so chooses, we will. But that -- taking that into mind, this is the way it happens. We send statements to thirty-day patients. We also send statements plus a letter informing them that they're in danger of being turned over to collections when they're in sixty-days. So you have the statement at thirty days, statement and a certified letter at sixty days. At ninety days -- actually its not a certified letter anymore. We found out it didn't need to be certified. But you have the statement at thirty, statement and letter at sixty, and then at ninety, if the doctor so chooses, our system can automatically turn the patient over to a collection agency for collection processing. Now, of course, before it does this, it informs your staff and lets them know "these are the patients that will be turned over to collections, are you sure you want to do this?" If the staff member does not want this patient turned over, or the doctor for that matter, you can call the patient and make financial arrangements to extend that time period. But, yes, you are right, Dr. McLendon. The system will ultimately take some sort of action or tell the staff member that the doctor and they should take some sort of action on this delinquent patient.

Tony:               And, Mike, doesn't it require the doctor's approval?

Mike: At all levels, with financially delinquent patients or anything that requires a discontinuation of treatment, it requires the doctor's approval.

McLendon:           I appreciate that. What I would describe my system as is, in this amount of time, this should have happened; and in that amount of time, this should have happened; and it reality, it doesn't always happen. And that frustrates me.

Mike: Yeah. And that's why there was a lot of attention and care when it came to designing that portion of Walrus because we are real experts at the financial end of the practice and helping to manage that front desk; and, yeah, there's not a lot of patients, not any patients that can slip through the cracks. We try and shoot holes in the system every day to see if that can happen. And, really, our doctors can rest assured that that's not going to happen easily.

McLendon:           Now, generally a patient who's not coming is not paying. But
                    I did have one one time that was paid in full at the beginning of treatment and disappeared, of all things. So do you have something that helps us identify those who simply are not coming for regular care?

Mike: Yeah. There's Recall and there's Needs Appointment. And we stress the use of those two lists. The Needs Appointment list is, if somebody cancels or reschedules an appointment or actually just cancels, whether you have to cancel or the patient, we stress that you put them on Needs Appointment. Now, right now that's not linked. But in the next version of Walrus, whenever you, through the scheduler cancels or either the patient cancels or you cancel that appointment, it's automatically going to put them on the Needs Appointment list. That way, there's a report that you run at month-end that will show those patients that have missed an appointment. That's a real powerful list. And we also have the Recall list, of course, which most of you are familiar with, where you can recall consultation appointments and retention visit appointments when they need to be recalled. So, yeah, it's important for us to make sure that patients make their appointments.

McLendon:           And then my last question is, if you're not sending a
                    regular statement to patients every month, what support do you have to encourage that regular payment if its not a statement?

Mike:               We have coupon books. We found that those are very helpful.
                    And we are -- when Angela does the collections, when we do the collections here for Dr. Debra's office, that's the doctor that we're piloting, she does send statements to their current patients because it does have a payment slip on the bottom that they use to make payment to Bank One. So the bank booklet or the little coupon booklet helps out, but also, when we do the collections, we do send statements out.

Tony: And isn't there, Mike, the automatic bank withdrawal option as well as the credit card?

Mike: There are so many different options for them to pay. There is -- soon they're going to be able to do payments over the Web; they do have the automatic draft; they can do credit card; we accept Discover, Visa, MasterCard, American Express; they can mail in a check/money order; both -- they can drop it off at the office or mail it in to our Lock Box. So there's a lot of ways for them to make payment. We try and make that as convenient for the patient as possible.

McLendon:           Sounds like you take everything except crude oil, huh?

Mike:               Actually we would take that.

Tony:               Only in full barrels.

Mike:               Exactly.

McLendon:           Okay.  I think that's the basics of my question.  Thank you.

Mike/Tony:          Thank you, sir.

Moderator:          Our next question comes from a Dr. Smernoff.

Smernoff:           Hi, guys.

Tony:               Hey, Jerry.

Smernoff:           The following question is for Mike.

Mike:               Yes, sir.

Smernoff:           Do you have a timeline for conversion to Walrus after the
                    merger?

Mike: Yeah. I think our first -- believe it or not, there are people out there who are on manual systems, and I would guarantee that there are some of them in your practice -- in your group of doctors. Those are going to be the first to be converted to the system, obviously, because they need it most. I would say the second group that would go would be those that don't -- that have -- that aren't using any features that Walrus doesn't have. And then the last groups would be those that have features that are still being developed and will be released in October. I'm anticipating we'd begin the process in November. And to tell you the truth, what we're going to run into with those last few groups is going to be the holidays because its just going to be hard to get managers in for training, and so we may be looking at wrapping it all up at the end of the first quarter of next year.

Smernoff:           Okay. Another question. Are you going to supply us with a
                    demo name and password to look at Walrus on the Web?

Mike: Yeah. When we get to that point of the merger, I think Tony -- Tony won't give me any information. He keeps holding off. I think in July I'll be able to start giving that information out.

Smernoff:           Okay.

Tony: Yeah. Jerry, what we're waiting to see the -- the results after these initial two dates. We want to make these guys work hard in the computer arena. But they're already working really hard, and we don't want to put any undue pressure on them. I want them to focus on getting this stuff ready. And so, as the merger becomes more into focus and we have 30-plus doctors signed up, then we'll be able to start that process.

Smernoff:           Okay.  Thank you.

Tony:               Thanks, Jerry.

Moderator:          Our next question comes from Brian -- I'm sorry. Excuse me.
                    Dr. Brian Nettleman.

Nettleman:          Hi.  This is Brian here.

Tony:               Hi, Brian.

Nettleman:          I have a question. OrthAlliance had a rather aggressive
                    stock repurchase plan. What happens with that?

Tony: Well, I'm not familiar with it. Denny, can you enlighten me on that? Denny? I guess Denny's not on.

Denny: Yeah. I'm here. I'm sorry. After the merger occurs, that plan would just disappear.

Nettleman:          I'm asking what's going to happen with the stock that was --
                    that was repurchased?

Denny: It's in -- it's what's called treasury stock. The company owns the stock. In other words, the company bought its own stock and put it back in the treasury.

Nettleman:          Okay.  So that's going to be all turned over to OCA then?

Denny: Well, it just reduces the number of outstanding shares out there. And so the benefit that we have is that the shares have been purchased on the open market thereby reducing the number of shares out there. But they're in the treasury.

Nettleman:          Okay.  And then OCA is going to take over that treasury?

Denny: Yeah. That's true. I mean, in effect, it -- all of the assets of the company would become assets of OCA.

Tony: And since -- and now that I understand the question and what's transpired, essentially that's all been figured into the merger. I'm sure that when the folks analyzed the merger, they looked at that amount of Treasury Stock as opposed to outstanding shares, and we calculated the pricing based on that.

Nettleman:          Okay.  Thank you.

Tony:               You're welcome.

Moderator:          Our next question comes from Raymond Fortson.

Fortson: Yes. Does Orth -- OCA have available consultants to come into the office and help train staff?

Tony: Yes, sir. We do. And also, any services that have been available to you under OrthAlliance or PedoAlliance provisions will still be available. So, you've got some practice enhancement folks out there, and that service will continue to be available to you.

Fortson: Are we going to have quarterly training seminars like we used to?

Tony: We haven't sat down and figured out what's the best way to do it. We don't want to reduce the amount of information you've been receiving in the past. So, I think what we're going to do is maybe throw that question to the doctors, post-merger. And we're going to do whatever you guys want -- is, -- and the final result -- what we do is we poll our doctors. If they want to get together twice a year, we'll do that; four times a year; or perhaps we can do things, over the phone; we can set up regional seminars; there are a number of ways to do it. So we'd like to investigate that. I think there's a lot of things that you guys are doing -- have been doing really well, and that's one of them. So we definitely want to promote that.

Fortson: Okay. Next question would be -- and I think I know the answer -- is we will not be able to write any checks out of the office like we do presently now?

Tony:               Under Option 2 or 3, that's correct.

Fortson: Okay. And then, the next thing is, like, presently in our office, we automatically send monthly statements. That will not be done any more?

Tony:               No.  We will do that for you.

Fortson:            Do -- you do send a monthly statement to everybody?

Tony: Well, you can elect to send it to current -- you can elect to send it to any aged patient, whether its current, 30, 60, or 90, or 120. Yeah. You'll select which patients you want to send it to, and we have a service which does that.

Tony: -- and then high end -- I mean, we have doctors making, four, five hundred. I think we may even have some in the six hundred range.

Chuck:              Yeah.  But what percentage would that be?

Tony:               I honesty don't know that.  I don't know the percentage.

Chuck:              Are those $6 or $7 million dollar practices?

Tony: We have a -- we don't have a -- we don't have any $6 or $7 million dollar practices. I think we've got -- one or two might be in a run rate of $4 or $5 million. Most of our big practices are $2 and $3 million.

Chuck: Okay. What -- also, my next question is, what percent of the current of the OCA doctors participate in your television marketing programs, and who pays for those media charges? OCA, corporate, or the participating doctor?

Tony: Again, I'm not sure of the exact percentage. But, I mean, we do have a very high percentage of advertising doctors. If we have -- I'm trying to think, maybe 90% or maybe in the 80's that are advertising. As far as how they -- how the charges are paid, that is done by market. So, for instance, if there are a number of doctors in a market and they all advertise, then they all will share in that cost depending on the size of their practices. Any doctors who are in that market who are not advertising pay nothing for advertising.

Simons: How do you handle fringe-area cities that are in that market but may be a hundred miles away?

Tony: Well, if you're an advertising doctor and you chose to advertise, and therefore you chose to receive any calls generated from advertising, then you will be allocated some percentage of that cost depending on the value that you actually receive as calculated in case starts.

Simons: Okay. I have two questions for Denny. Who gets the $3 million in severance fees, and how many shares has OCA purchased through the aggressive repurchase program?

Denny: I'll answer the last part of that, and, that is, I think we purchased over $5 million worth of shares, about 5.9 million, I believe. And they were purchased at various prices. So I think it was under a million shares, but probably between 800,000 and a million shares.

Simons:             Okay.  And that all goes to OCA; correct?

Denny: Well, I think you are misunderstanding. The shares are in the treasury of the company. Some of those shares were purchased with borrowed money. So to the extent that the treasury shares are in the treasury, there is an associated debt that goes along with it. So it balances out. But the answer is that all assets of the company would go to OCA in the merger.

Tony: Yeah. Essentially, Doctor we -- in other words, when we pay, we're paying obviously in a stock exchange; we're not paying any cash. So what we are concerned about is the amount of shares that are outstanding and that have been provided to us. So that is the number we looked at. That is net of treasury stock. Is that correct, Denny?

Denny:              I'm sorry.  I didn't understand the question.  I'm sorry.

Tony: In other words, my point is that, to the extent that you have repurchased shares, then they do not become part of the exchange for the merger.

Denny: Oh, sure. No. That's absolutely right. So then there's no -- there's no payment made in OCA shares.

Tony: So the net effect for us is that we just -- we looked at the shares outstanding. Frankly, how many shares were repurchased really doesn't enter the picture for us unless there is a corresponding debt. So -- and we are taking on all the debts of OrthAlliance, PedoAlliance; and as such, if anything, the repurchase program is a -- is an increase in debt that we are assuming.

Denny:              Right.

Simons: How many actual agreements or amendments have been signed to date?

Tony:               I don't know that.  Denny?

Denny: We have quite a few. They're coming in every day. And we have verbal commitments from doctors for quite a large number. But I don't know the exact number at this point.

Simons: You don't have them tallied? You don't tally them day by day?

Mike: Chuck, we're concerned, I think, also about insider information. So I think a decision's been made to wait this out a little bit until we feel like we are at a point where we can make a public disclosure to all the shareholders.

Simons:             When will we be updated and presented with the numbers?
                    Before our commitment is made?

Tony: Let me -- let me answer that. This is Tony with OCA. What obviously -- we've been working real hard on trying to put together just the best package of incentives we could. And then, we have all of these dates that are up and coming. And we've been just focusing on that. Frankly, we haven't really been that much concerned about how many have been signed to date because we realize that folks have been waiting for all of this information. Now, as of tonight and this call, we are looking at the first date being this Friday. We expect a large number of agreements to come in this week. And then again next week. And then after those two weeks, I think we'll have a much better idea of the reality of how many participants we're talking about. As soon as we are in a position to provide that kind of information, we will be providing that to the public because we're a public company. And as such, you will be notified as well. But it's just at this point, it really -- I don't want to say it doesn't concern us. But we're just concerning ourselves with focusing on getting the questions answered. And we just have -- I can tell you we've received just an overwhelming positive response since Baltimore out of the dozens and dozens of calls we've received. I can tell you, I feel that very few calls that were even -- in any way negative. So we're really excited about what we think is going to be a very high participation level.

Moderator:          Any other questions doctor?  Next question please.

Simons:             -- return call from Paul Spensel.

Tony:               Paul?

Denny: That -- I'm sorry. Your question didn't come through, or we got only the last word of it. Could you repeat it?

Simons: Yes. I've been waiting for over a week now for my call to be returned that I placed twice to OCA in New Orleans for Paul Spencel, and I'm wondering what is the best way to get through if my advisors or myself have a question to be asked?

Tony:               Yes, sir. Why don't you call me directly. Call me tomorrow.
                    This Tony Paternostro. And you can reach me at (504)
                    834-4392.

Simons:             Okay. That's what I tried with Paul. I'll try you tomorrow.

Tony:               And I'm sorry, Doctor.  Could I have your name again?

Simons:             Simons, S-i-m-o-n-s.

Tony: Yes, sir. I'll make sure that, if you give us a call tomorrow or even if you don't, we will get in touch with you.

Simons:             Thank you.

Tony:               You're welcome.

Moderator:          I'm sorry.  Our next question comes from Stewart Kimmel.

Kimmel: Hi, again. This is a follow-up question regarding collections, and then I have one more question after that. Since the April 2000 practice improvement meeting in Orlando, I've instituted a way of collection that doesn't offer the patient a payment -- a monthly payment. It either -- it offers them either direct -- having a service direct deposit into my account or automatically putting it on a credit card, or we had OrthAlliance financing, which I'm not sure whether you are going to continue that or not. And also the other way to do it is to pay in full with a 5% discount. Are we going to have that ability with OCA?

Tony:               Michael, go ahead.

Mike:               Yeah. Yeah. All of those options are options that we have.
                    Our discount is a little bit -- the doctor discount for "paid in full" is flexible, but that's an option. They can pay with credit card, and they can also have direct deposit.

Kimmel: Okay. But the credit card, they can automatically --- you can automatically charge their credit card if they sign something, or whatever that is.

Mike:               Yes.  That is available.

Kimmel:             I don't know how they do it.

Mike: The only thing that I don't know about is the OrthAlliance finance. Tony, do you know?

Tony: I know what we want to do is understand that better. To be honest, we have not had much of an opportunity to review that program and -- but, if that is part of your contract and the services are provided under that contract, then we'll honor that. In terms of the actual program, we'll need to look at that and see how that incorporates into our current structure.

Kimmel: Right. Or if you don't have an in-house financing program, another financing -- there's other orthodontics financing or bank financing or something like that where the patient -- I don't want to give them a way to just say, "Oh, I forgot this month." It either comes out automatically, or they pay up front somehow.

Mike:               Yes.

Kimmel: Sometimes we have to vary that a little bit. But most of the time since April of 2000, that's what we've been doing. And I find delinquencies have -- are not there.

Mike:               Right.

Tony: Well, and we totally agree. That's why we agree with that strategy to provide a flexible means of payment, each patient has a different situation, so you want to be able to accommodate them.

Kimmel: Okay. Thank you. Now, another question about staff. I find it very difficult when I lose staff to find an orthodontic assistant, a trained orthodontic assistant. Actually, I lost one staff member to New Image here in Jacksonville just last week. Not New Image, First Impressions. And -- so, is there a way for you to -- if you have staff that isn't used or something like that to find staff for us?

Tony:               Damien, are you on?

Damien:             Yes, I am.

Tony: Do you want to make a few comments on some of the ways that we retain our personnel?

Damien: Sure. I can make a few thing -- to answer the question first about helping you to find staff and helping doctors to find staff, we do have a mechanism whereby, if you are looking for staff, we will help you. We have some ads to place. We can even have it to where they dial into a 1-800 number so that we can do the initial review, if you will, of that employee. Ask them to send resumes, that way; so we can present you with what we believe to be a few quality candidates to help you that way.

                    If you're in a large metropolitan area, Dr. Kimmel, like you are, you could call our operations staff who will be happy to poll and basically -- they know their offices in that area. If you're looking to borrow somebody on occasions until you actually are able to find a full staff -- full-time staff member or part-time, what you're looking for. But one thing that we have seen is that the majority of employees who work within the OCA system do tend to stay, with the exception of being moved or transferred or a spouse happens to be moved or for reasons like that. And we like to think that is because of the benefit structure that we do offer, that we make available to our employees. The health insurance, the 401k plan, the vacation, the sick time, the discount stock purchase plan, our profit-sharing plans, our contract contest, stock options, and so forth. And I was saying this at all of the town meetings that we went to, in that, according to the JCO, which I think is a fair study to go with since it is answered by practitioners, we clearly surpass all the benefits offered out there by anyone. Now, that's not to say in particular cases there isn't someone or somewhere where there is something. But we work to make sure that employees don't lose anything. We want to make sure that we keep employees whole. So we operate from a philosophy of we offer the best so that we can get the best. And then to keep them, we have continuing programs for that -- education -- and if you would like to do some initial things, we can work with that. And, yes, we can help you find staff. It is hard in some markets to find staff. I mean, it is. But once again, just like we've been very successful in finding replacement orthodontists, we're very successful in finding replacement staff.

Kimmel: If we sign Option 2, we can partake in these employee benefits, and we can pick and choose which ones we want?

Damien: Well, part of the OCA system -- and we had this discussion this morning -- part of the -- you would basically accept the OCA benefit structure. Now, if you had a particular question where you're surpassed, then I'd work with you on it. Or if you had a particular problem with a benefit that was offered, I could take that on a case-by-case basis and talk with you about it. But I can't imagine -- in most cases, having talked to people, we may offer an extra week of vacation somewhere. If you have a particular problem with that, we can take care of it. But basically, the health insurance, the 401k plan, the discount stock purchase -- those are rather compulsory programs. But once again, I think the benefit the employee receives and the amount that it costs is nominal compared to the benefit that you get for the employees. And I'd be happy to discuss those individually with you or anyone who would like to give me a call. Even -- I'm sure there is some concern about pricing for insurance, and I'll let you know that our insurance plan is a Cadillac plan. We offer a PPO, we do not offer an HMO or an appoint-a-service. We like to make it really easy for our employees to obtain first class care. For 401k, to let you know, I know many people offer -- may offer a 401k plan, and there's no match. And they say well, I really can't afford the match. Our match is a maximum of $600 per year. And in all honesty, most of your employees age 40 and older take advantage of the 401k. Let's say an average staff is eight employees. And you would have -- not all eight will participate. And not only will not all eight participate, those that do may not meet the full match. You'd be looking at $600 per person. But I will mention this in that, if you do feel that you have a rather high hourly rate, and for that reason you've recognized that -- some practitioners have -- I recognize that individual benefits I may not offer, and I compensate for that in an hourly rate. I'll be more than happy to work with someone to say, "Okay. Now you get insurance, you're able to get prescriptions for $5.00, and you're able to take care of this. So you're hourly rate will now be $18.50." And, yes, that will be a pill to swallow, but I will present on a monetary basis a recognition for someone in an illustration to show them where they are clearly surpassing that $1.50 or whatever it is that they're taking as a reduction. But once again, I don't mean to steer anyone to take it off. Our benefits are -- they're just varied out there. And it depends on the participation rate. I have some offices that have no one who participates in our health insurance program. Not every employee in your office will participate in that program simply because they have coverage through their spouse or however, through their parents or whatever it happens to be. So, worst case scenarios just usually don't happen.

Kimmel: Mike asked you to call me last week, and maybe you didn't get the message or maybe you just were too busy. Could you call me?

Damien: Sure. Obviously, I did not get the message. I'll be more than happy to call you.

Kimmel:             Okay.  And I'll be at my Arlington office tomorrow.

Damien:             Okay.  Any particular time is better for you?

Kimmel:             It doesn't matter.

Damien:             Okay. I'm going to come in. I'll be tied up in the morning;
                    so it will probably be an afternoon call. But I'll definitely call you tomorrow, Dr. Kimmel.

Kimmel:             Okay.  Thank you very much.

Damien:             You're welcome.

Denny: Tony, before we go to the next question, it's 10:30 on the East Coast. We've been going for two hours. Why don't we take the next question in line as our last question. And then we want everyone to know that you can feel free to call OCA's office or call OrthAlliance, and we'll answer any further questions tomorrow.

Tony:               All right.  That's a good idea, Denny.

Moderator:          Very well. Our final question for the night comes from Cary
                    Williams.

Tony:               Hey, Cary.

Williams:           Hi. There've been a lot of questions tonight about how we
                    can't pay things out of our office and how we have to do the papers or this or that. Right now, I have two checking accounts: one where all truly legit expenses go through, and then the other one is where fluff or things like that may go through. Could we not do the same thing once we go with Option 2? Could we not have where you're paying all legitimate bills, and if there's anything else that we kind of want to run through the corporation under somewhat fluff, could we not use a second checking book to do that?

Tony: Well, you will retain your PC, if you have a checkbook through your PC, any monies after payment of expenses and fees will obviously be deposited into the PC as you request. At that point, you can run all these expenses of that type through that checkbook. So I think -- I mean, I think I'm answering your question. The answer is yes.

Williams:           Yeah. So some of the people are so concerned about that. I don't see how that's a big deal.

Tony: It's really not. It's just a matter of structure. It's just a little bit different structure. And hopefully you'll find it, if anything, a convenience.

Damien: And too, let me mention that to -- this is Damien again. Let me mention with that -- Doctor, as practitioners, we will work with you to make sure that -- it's not that we will provide the remainder to you after payments in 17% at the end of a quarter. We'll set something up that's usually on a biweekly basis, a monthly basis. If you'd like to have it directly deposited to a PC account, if you'd like to have it split between a few accounts, I can work with you. That's one of the things that I do in my department. I'll be happy to work with you to make sure that money is sent to you on a fairly frequent basis so that there's no lack in cash flow for you.

Tony: That's a great point, Damien. I understand that the doctors currently are paid on a monthly basis. So this, now, would increase to a biweekly basis.

Damien:             We have started that, Tony, in fact, with our own doctors.
                    That's right. So in this particular case, let's say the majority of doctors would have the 17%. Let's just assume that because I would assume that is the majority. All the money, of course, would be deposited into that one depository account, swept on a biweekly or weekly basis to pay the bills. We would go with past history to see exactly what it is and make that distribution on a biweekly basis or monthly basis or even quarterly basis if someone would prefer. It just really depends on however they'd like to have it. Whatever's left over after that 17% and the and the bills are paid.

Tony:               Thanks, Damien.

Damien:             Uh-huh.

Tony:               Now, does that answer your questions, Doctor?

Williams:           Yes, I think it does. Or what it says to me is what I
                    thought, that after the sweep is done, the second sweep to our account, then whatever we want to do with it at that point is up to us. So if you still want to write additional checks out of the offices or that, it's not going to affect the 17%, and yet you've still got checks there you can pay things with.

Damien: A little bit and maybe Tony -- maybe you can help me through here, the whole account is swept.

Tony: Right. Except that we would deposit -- in other words, we would sweep the initial depository account where all of the deposits that are -- all the collections for the practice are kept. Then, out of that account, we would pay all of the bills that you submit to us. And then we would calculate your retention after our fees, and provide that to you. And, again, we'll provide that in a biweekly amount to be, let's just say in this instance, directly deposited. So you will have these direct deposits going into, say, your second account which would be, I would assume, your PCs account, and then on that account you would have a checkbook out of which you would pay these other bills.

Williams:           Correct.

Damien: Let me mention this also. And we would, of course, do at a minimum a quarterly complete reconciliation of this, complete comprehensive financial statements. So that we would, say, on a quarterly basis -- we've been sending you so much every two weeks. And in the amount that we've been deficient, at a minimum we would provide that to you on a quarterly basis. What we'd like to do is so that it ends up being zero at the end of that quarter. So if we see there's a large amount at the end of the quarter, we'll work with you so that we can get more to you on that biweekly or that monthly basis. We'd love for that amount to be zero for that reconciliation. We don't want to hold any more money that belongs to the practitioner than what we have to.

Tony: And what frequently happens as practices grow, we don't know what that extra retention is until we get to the end of the quarter. So we'll assess that with the doctor at that time, and we'll project out going forward from that basis; and then we can increase the biweekly draw from there.

Damien: Exactly. And that biweekly draw, to let everyone know, or the monthly, is not a static number. It's nothing that's said; it's nothing that -- we work on an individual case basis. We also take into account that there are different quarters that individuals have which may not be as good as some. But in the -- but, let's say the third quarter happens to be particularly good. We'd like to stretch that on an annual basis to help you out so that you can estimate a more even cash flow than possibly the ups and downs of the revenues of the practice based on the profitability of the practice's trends for the past year or so. We'd work with that.

Williams:           All right.  Thank you.

Tony: You're welcome. And thanks to everyone for joining in tonight. And I'm sorry we couldn't answer all of your questions directly tonight. But as Denny mentioned, we'll be around all week. And, to the extent that you have called already, I promise you we'll get to those calls. If you haven't, you're welcome to contact us here in New Orleans. Again, don't forget the website at www.orthodon.com/orthalliance. And you'll see, if you go to our website, there's a new greeting on there for OrthAlliance doctors. You can click on that, and then there are various information items in there from the Q & A portion to a detailed description of the incentives to a slide presentation that I gave on the incentives in Baltimore. And then we'll will be adding things as we go along. So don't forget that. And again, Friday is our open house here in New Orleans. If anyone wants to come in and spend the day with us, we'll be happy to go over all of these services with you, financial review, anything you like. So please come and see us. With that, thanks to all of my guys for being on the call, and thanks to all you doctors. Denny, any other words?

Denny: Yes. What we have set up -- we've recorded this call, and we've set up a voicemail playback for the call. And I'll give you the number now, or you can call us tomorrow; but the number for the playback is (888) 891-8036. That's (888) 891-8036. And I want to say thanks to Tony and all of the OCA team for the informative call, and let us know if we can answer any other questions. Thank you and good night.

Tony:               Thanks, Denny.  Thanks, everyone.

Kathy:              Yeah.

Mike:               Good night.

Kathy:              Good night.

Damien:             Good night.

B. Email Message Sent By OrthAlliance Director Dr. Rand Bennett to OrthAlliance Members

Dear members,


I owe an apology to Dr. Greg Scott. He has worked hard to try and include me in the Orally listbot but for some reason I haven't been able to connect. I have had problems with listbots before so I am sure that it is probably something on my end. I did not mean to imply that he had not included me. Greg is a great part of our group and I value his expertise. I have just been frustrated that I can't participate in the group discussions on the Orally listbot as I value knowing everyone's opinion and input.

I just returned from visiting OCA's home office in New Orleans. Frankly I wasn't sure what to expect given how we have all portrayed OCA for the last few years. Like all of you I believed all the rumors and claims of OCA orthodontists having no choices, no autonomy, and essentially being forced into slave labor. I wondered if in visiting their headquarters if I would see anything that would change my positive feelings about the merger.

I believe that OCA's CEO and management team have bent over backwards in their attempts to give our members the very best options possible.

Every person I met in New Orleans seemed focused on one thing and one thing only
- serving their orthodontists. Time after time I discovered that their orthodontists are just like us and have total freedom in how they choose to practice. I was very impressed with OCA's commitment to their orthodontists, the services that they currently offer, the services that are currently in development and their global vision for the future.

In New Orleans I witnessed a real commitment to help orthodontists run more effective businesses and become more profitable. It was also clear that OCA is also deeply committed to helping their members become more effective and efficient clinicians and render the very best treatment possible for their patients.

The one criticism I hear over and over again from our members is that we OrthAlliance members are quality oriented and OCA doctors are not. I don't agree. We had the same comments when Premier and USOC merged and then when OrthAlliance and New Image merged. Each group felt that their members were more committed to quality and more qualified to treat patients than the other group. We have found that the doctors in every group we have encountered all want the same things and are equally committed to quality and we will find the same thing in this transaction. The OCA doctors I have met and talked with, are on average, no different than us. I think that it is time to be inclusive in our behavior, rather than exclusive.

I think that most of us have results that aren't ideal from time to time. Every group I have ever lectured to in our profession feels that their group is somehow the best group of clinicians in the world. The truth is that every doctor has great results and poor results and no group has a higher percentage of great or bad doctors than any other group. I have met non-OrthAlliance doctors who are members of some of the most "prestigious" groups in our profession, and some of them routinely turn out some of the poorest and unacceptable orthodontic results imaginable. Membership in a group does not correlate with quality no matter who the group is. I am not convinced that OCA has a higher percentage of one kind of orthodontist than any other group and I think that going forward, it is highly unfair of us to continue to negatively generalize about the nature of an "OCA" doctor.

I think that it is time to get over ourselves. I am not saying this accusingly, it is just an observation. I recently ended my relationship with one study club to which I have belonged because of their "exclusive arrogance" and feeling somehow that they are an elite group of gifted orthodontists.

The other argument I hear is that "OCA has a poor reputation in my community". The truth is that none of my patients or my referring dentists will know or care about this merger or my affiliation with OCA. I had competing orthodontists in my community try to use my affiliation with OrthAlliance against me when I joined OrthAlliance. All it took was a brief conversation with each of my referring dentists and that was the end of it. None of them cared. In fact some of them were jealous that I had an opportunity to join such a group. This transaction, in reality, will not hurt any of our relationships with our patients or our referring dentists.

Our new vision should be to use the tremendous expertise that we do have amongst our members and share that expertise with our new partners to help ensure that we continue to improve the quality of care for all of our patients. I plan to share whatever I can with our new and improved larger group of orthodontists.

The bottom line for me is that the main issue when this merger was announced was my pride. My concerns were emotional. The numbers made sense but I had to work through my feelings about being associated with an entity that I had helped portray as the enemy for so long. If we feel that OCA has a "bad" reputation, we need to realize that we did a lot to help create that reputation, as undeserved as I now think that it was.

I read a true story recently which seems to fit. An American soldier and a German soldier were in opposing foxholes shooting at each other during a WW2 battle. Years after the war they met, recognized each other and soon forged a friendship which lasted over the years until each passed away. They were human beings, they were husbands and fathers and they discovered that they had far more similarities than differences and learned to love each other.

Synergy results when members of a group make use of each others strengths and also compensate for each others weaknesses. I believe that a real opportunity for true synergy exists here.

Anyway, in summary I wanted to report to you after my visit to New Orleans. I am very very optimistic for the future. I am committed to help do whatever I can to help OCA become a force for good in the profession and to help create a new group of doctors that can make a real difference. Without us OCA will continue to be phenomenally successful but with us OCA will be even better.

It is late and I hope that all of this makes sense. Please forgive any errors. If you disagree, I respect your opinion. If you agree, please speak up. I would love to know who else believes that we can create a new and better vision for the future.


Sincerely
Your friend
Rand Bennett
Salt Lake City